

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Robert L. Waligunda
President and Director
Deca Investments, Inc.
206 Amberleigh Drive
Pennington, NJ 08534
Lake Hopatcong, NJ 07849

> **Re: Deca Investments, Inc.**
> **Form 10-12g**
> **Filed January 26, 2011**
> **File No. 000-54262**

Dear Mr. Waligunda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portion of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Item 1. Description of Business, page 2

3. You disclose that you were incorporated on October 17, 2005. The Articles of Incorporation which you file in Exhibit 3.1 indicate that such articles were filed on February 6, 2007. Please revise your disclosure throughout your registration statement to remove the consistency.

4. You disclose that you have made no efforts to identify a possible business combination. To the extent known, please expand your disclosure to disclose your expected timing as to your communication with various third parties, including potential business combination candidates or relevant advisors.

5. Please disclose how you intend to identify potential business combination candidates and, where appropriate, whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

6. On page 2 you have identified William Wilson as President and director of the company. You have indicated throughout your filing, however, that Robert Waligunda is your President and director, and he has signed the filing in this capacity. Please reconcile your disclosure.

B. Business of Issuer, page 2

7. Based on your Balance Sheet on page F-2, it appears that you have no cash or other assets. Please revise your disclosure to clearly disclose this fact.

8. In the first paragraph you state "Many states have enacted statutes, rules and regulations limiting the sale of securities of 'blank check' companies in their respective jurisdictions." Please revise your disclosure to identify the states where your ability is limited and describe the limitations.

9. We note your statement, "Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired." Please revise your disclosure in the Risk Factor section of the filing to include an appropriately headed risk factor discussing this issue in more detail.

10. In light of your statement referenced in the immediately preceding comment that you may not discover or adequately evaluate the adverse facts about the opportunity to be acquired, please describe the due diligence activities you expect to perform once you have identified a target candidate.

Form of Acquisition, page 3

11. On page 3, you state that the investigation of business opportunities will require "substantial management time and attention and substantial cost for accountants, attorneys and others." On pages 3, 6 and 12, you disclose that your officers and directors will devote very limited time to your business. Please revise your disclosure throughout to explain who will devote the substantial time required to investigate potential transactions.

A. Reports to security holders, page 3

12. Please revise your disclosure to clarify when the company's reporting obligations will commence.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

13. You disclose that the costs of investigating and analyzing business combinations will be paid by your management or other investors. Please revise your disclosure to explain whether Messrs. Messrs. Waligunda, Wilson or Ferrentino has indicated a maximum amount he may be willing to provide to the company for funding. If you have identified other investors which have indicated that they may be willing to lend money to the company, please identify such investors and disclose whether they have indicated the maximum amount they are willing to provide.

14. You disclose that you are currently devoting your efforts to locating merger candidates. Please revise your disclosure to clarify whether you have incurred any expenses to date and if so, how you have paid or intend to pay such expenses.

Risk Factors, page 5

15. Based on your disclosure on pages 11 and 12, your officers and director do not have prior experience with blank check companies and it does not appear that they have experience as a named executive officer or director of a public company or experience with business acquisitions. Please expand your disclosure to add a risk factor that describes your officers and directors lack of experience and all the related risks to your business.

16. As disclosed on page F-1, your auditor has expressed doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

17. Please expand your disclosure to add a heading for this first risk factor starting with "Conflicts of interest..."

18. Please revise your disclosure here and on pages 3 and 12 to include a discussion of the various reasons why management's personal pecuniary interests may be in conflict with the fiduciary duty owed to the stockholders of the company.

19. Please identify the other blank check companies with which each member of management is involved, disclose whether they have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplated by each entity.

"Management intends to devote only a limited amount of time to seeking a target company…," page 6

20. Please expand your disclosure to estimate the amount of time, or the percentage of each officer or director's time, that he will be able to devote to your affairs.

"We intend to issue more shares in a merger or acquisition…," page 8

21. Please revise your disclosure to clarify what you mean by the statement, "common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management" and indicate why this would result.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

22. Please revise your description of Messrs. Waligunda, Wilson and Ferrentino to indicate the month and year for which he began and ended each position held and the month and year in which each began his current position.

23. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Waligunda, Wilson and Ferrentino should serve as a directors of the company in light of the company's business and structure.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

24. You disclose that there have been no transactions since your formation, or any currently proposed transaction, in which you are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a material interest. Please note that for a smaller reporting company, the disclosure required by paragraph (a) of Item 404 of Regulation S-K for the period specified includes a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. See Item 404(d) of Regulation S-K. Please revise to include all required disclosure. In addition, to the extent that any expenses incurred to date, including the costs of preparing and filing this Form

10-12G, have been paid by management or investors please update your disclosure to include such payments.

Item 8. Description of Securities, page 13

25. You disclose that your Certificate of Incorporation authorizes the issuance of an aggregate of 100,100,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $0.0001 per share and 100,000 are shares of Series A preferred stock, par value $0.0001 per share. Your Articles of Incorporation which you filed as Exhibit 3.1 state that you are authorized to issue an aggregate of 310,000,000 shares of capital stock, of which 300,000,000 are shares of common stock, par value $0.001 and 10,000,000 are shares of preferred stock, par value $0.001. Your Certificate of Designation for your Series A preferred stock filed in Exhibit 3.1 states that 100,000 shares of the 1,000,000 shares of preferred stock, no par value, are designated Series A Convertible Preferred Stock. Please revise to remove all inconsistencies including the number of shares authorized and the par value of each security.

Preferred Stock, page 13

26. You disclose that your Certificate of Incorporation authorizes the issuance of up to 100,000 shares of Series A Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors. It appears that your non-designated preferred stock have designations, rights and preferences determined from time to time by your Board of Directors, however, the shares of Series A preferred stock have the rights, preferences and limitations described in your Certificate of Designations for your Series A Convertible Preferred Stock which you have filed in Exhibit 3.1. Please revise your disclosure here and on page 9 to clarify that you have designated the rights, preferences and limitations of your shares of Series A preferred, but non-designated shares of preferred stock have designations, rights and preferences determined from time to time by your Board of Directors.

27. Please expand your disclosure to disclose the information required by Item 202 of Regulation S-K for your Series A Convertible Preferred Stock.

Item 6. Financial Statements and Supplemental Data, page 15

28. You have engaged accountants and attorneys to prepare and file a Form 10 registration statement. Please accrue the expenses incurred for these professional services. Please revise your income tax after you accrue these expenses.

Part III

Item 1. Index to Exhibits, page 16

29. Please file the final and complete version of your By-laws. The document filed as Exhibit 3.2 appears to be a form document that omits various sections information. Please confirm that your disclosure throughout this registration statement is consistent with your final By-laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director